PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

March 27, 2018

Via EDGAR

Ms. Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Invesco Management Trust

File Nos. 811-22957 and 333-195218

Dear Ms. Hahn:

Below are responses to your comments, which we received on March 21, 2018, relating to Post-Effective Amendment No. 10 (the “Amendment”) to the Invesco Management Trust (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2018, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”) and is scheduled to go effective April 2, 2018. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to Class A shares of Invesco Conservative Income Fund (the “Fund”). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

SUMMARY PROSPECTUS COMMENTS

1.	Comment: In the section entitled “Fees and Expenses of the Fund,” please complete the Fee Table and Expense Example.

Response: The Fee Table and Expense Example will be completed in the 485(b) filing to be filed on or around March 29, 2018.

2.	Comment: In the section entitled “Fees and Expenses of the Fund,” confirm there is no recoupment policy in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

Response: The Registrant confirms that no recoupment policies are in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

3.	Comment: In the fifth paragraph and first sentence of the sixth paragraph of the section entitled “Principal Investment Strategies of the Fund,” the disclosure states the Fund may purchase mortgage-backed and asset-backed securities such as CMOs, CLOs and CDOs. and that the Fund may also invest in illiquid or thinly traded securities. Please explain how principally investing in these types of securities is consistent with a conservative strategy, suggested by the Fund’s name and investment strategy, especially with respect to maintaining liquidity.

Response: The Registrant confirms that investing in mortgage-backed securities such as CMOs, CLOs and CDOs is not a principal investment strategy of the Fund and such disclosure will be removed from the prospectus. The Registrant confirms that investing in asset-backed securities is a principal investment strategy of the Fund and that the portfolio managers consider the liquidity of the Fund’s asset-backed investments to ensure that investing in such securities is consistent with the Fund’s principal investment strategy and objective to provide capital preservation and current income while maintaining liquidity. Specifically, the Registrant believes that the Fund’s investments in asset-backed securities are consistent with the Fund’s investment objective and principal investment strategies because the Fund’s holdings are in senior tranches of high quality sponsors/servicers that are considered to be of high credit quality given their structure, internal/external credit enhancements and the predictable cash flows from the underlying loans.

The reference to the Fund’s investment in illiquid or thinly traded securities is referring to the Fund’s investment in securities purchased or received in a transaction exempt from registration under 1933 Act which securities typically can only be resold to qualified institutional buyers, and thus may be thinly traded and subject to liquidity risk. The Fund’s portfolio managers consider the liquidity of such securities as part of their buy and sell decisions to ensure that investing in these securities is consistent with the Fund’s name and principal strategy. Furthermore, the restricted securities currently held by the Fund are all deemed liquid per the Adviser’s internal valuation committee.

In response to the Staff’s comment, the 6th paragraph has been revised as follows:

~~The Fund may invest in illiquid or thinly traded securities~~. The Fund may also invest in new debt offerings and securities that are subject to resale restrictions such as those contained in Rule 144A promulgated under the Securities Act of 1933, as amended, which securities may be illiquid or thinly traded. The Fund’s investments may include securities that do not produce immediate cash income, such as zero coupon securities and payment-in-kind securities.

4.	Comment: In the eighth paragraph of the section entitled “Principal Investment Strategies of the Fund,” the disclosure states the Fund can invest in derivative instruments including futures contracts and swap contracts. Please confirm supplementally, futures and swaps are the only derivative instruments the Fund will be using as part of the investment strategy.

Response: The Registrant confirms that futures and swaps are the only derivative instruments the Fund plans to use as part of its principal investment strategy.

5.	Comment: In the eleventh paragraph of the section entitled “Principal Investment Strategies of the Fund,” the disclosure states the Fund will invest more than 25% of its net assets in the financial services sector. Please supplementally describe instruments or issuers the Fund will concentrate in.

Response: The Fund will concentrate in the financial services sector by investing in commercial paper, certificates of deposit/yankee certificates of deposit, medium-term notes and senior unsecured bonds within this sector. The types of issuers of these instruments are typically U.S. money center banks and regional banks, and non-U.S. banks including, but not limited to, European, Asian, Canadian and Australian banks, and insurance companies.

STATUTORY PROSPECTUS COMMENTS

6.	Comment: In the seventh paragraph of the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings – Objective(s) and Strategies” the disclosure states the Fund may purchase mortgage-backed and asset-backed securities such as CMOs, CLOs and CDOs. Please describe whether they are agency or non-agency and what the risk return of the portfolio will look like.

Response: The Fund invests in agency and non-agency asset-backed securities in traditional sectors such as credit card, auto and equipment backed receivables but does not invest in mortgage-backed securities. The risk return profile of the portfolio with respect to these investments is consistent with the Fund’s principal strategy and objective to provide capital preservation and current income while maintaining liquidity. Since investing in mortgage-backed securities is not a principal investment strategy of the Fund, such disclosure will be removed from the prospectus.

7.	Comment: In the “Derivatives Risk” under the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings – Risk,” please tailor discussion to those risks related to futures and swaps.

Response: The Registrant confirms that the “Derivatives Risk” appropriately reflects the risks associated with the specific derivatives used by the Fund as disclosed in the principal investment strategies section of the prospectus.

8.	Comment: In the “Emerging Markets Securities Risk” under the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings – Risk,” please disclose how the Fund determines an emerging market country. Please supplementally explain how investing in emerging markets is consistent with a conservative income strategy.

Response: The Registrant confirms that the “Emerging Markets Securities Risk” is not a principal risk of the Fund and will remove such disclosure from the prospectus.

9.	Comment: In the “Foreign Government Debt Risk” under the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings – Risk,” please confirm the Fund will not invest more than 25% in a single foreign issuer.

Response: The Fund will not invest more than 25% of its assets in foreign government debt of a single foreign issuer.

10.	Comment: Please review “Liquidity Risk” under the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings – Risk,” and explain how the risk is consistent with the strategy of the Fund whose stated objective is to provide capital preservation and current income while maintaining liquidity.

Response: “Liquidity Risk” refers to the Fund’s investments in securities purchased or received in a transaction exempt from registration under 1933 Act which securities typically can only be resold to qualified institutional buyers, and thus may be thinly traded and subject to liquidity risk. Please see the response to Comment #3 above for an explanation as to why the Registrant believes that investing in these securities is consistent with the Fund’s objective to provide capital preservation and current income while maintaining liquidity.

11.	Comment: Please review “Money Market Fund Risk” under the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings – Risk,” and update risk disclosure as necessary to reflect the Money Market Reform rules adopted in July 2014.

Response: The Registrant confirms that the risk has been revised to reflect the Money Market Reform and is accurate.

12.	Comment: In the section entitled “Fund Management – Portfolio,” please include the month in the column entitled “Length of Service on the Fund.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure satisfies the requirement in Item 5(b) of Form N-1A to disclose the “length of service” of a portfolio manager.

13.	Comment: In the section entitled “Fund Management – Adviser Compensation,” please state if there is a fee waiver arrangement in place. If so, who maintains the terms and if it permits the adviser to recoup.

Response: The Registrant confirms there is a fee waiver arrangement in place, the terms of which will be disclosed as a footnote to the fee table in the Registrant’s 485(b) filing to be filed on or around March 29, 2018 but no recoupment policies are in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

COMMENTS TO THE FUNDS’ STATEMENT OF ADDITIONAL INFORMATION

14.	Comment: In the section of the SAI entitled, “Description of the Funds and Their Investments and Risks - Investment Strategies and Risks - Other Investments – Exchange Traded Funds,” please consider revising disclosure to include no active market may develop and one may have to rely on authorized participants to make a market. To the extent they do not make a market, underlying price and shares may differ.

Response: The following disclosure will be added to the SAI in the section Description of the Funds and Their Investments and Risks - Investment Strategies and Risks - Other Investments – Exchange Traded Funds:”

Only Authorized Participants (“APs”) may engage in creation or redemption transactions directly with ETFs. Such market makers have no obligation to submit creation or redemption orders; consequently, there is no assurance that market makers will establish or maintain an active trading market for ETF shares. In addition, to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to an ETF and no other AP is able to step forward to create or redeem units of an ETF, an ETF’s shares may be more likely to trade at a premium or discount to net asset value (“NAV”) and possibly face trading halts and/or delisting.

Please do not hesitate to contact me at 630-684-6301 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Elizabeth Nelson

Elizabeth Nelson

Assistant General Counsel